Filed by ICO, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ICO, Inc.
Commission File No.: 001-08327

[Letter to Employees with Restricted Shares]

[Date]

[Restricted Shareholder Name]
[Restricted Shareholder Address]
[City, State Zip]

Dear [Restricted Shareholder]:

The purpose of this letter is to notify you of the treatment of the unvested restricted shares of the common stock of ICO, Inc. (“ICO”) that you hold (“Restricted Shares”), in connection with the merger (the “Merger”) of ICO into a subsidiary of A. Schulman, Inc. (“A. Schulman”).  The Merger will occur upon the terms and subject to the conditions contained in the Agreement and Plan of Merger by and among A. Schulman, its subsidiary, and ICO, dated December 2, 2009 (the “Merger Agreement”).  This letter outlines the treatment of your Restricted Shares and provides, or directs you to, information relevant to the treatment of your Restricted Shares.

I.	Background Information

The closing of the Merger is contingent on a number of events, including ICO stockholder approval.  The Merger will be considered at a special meeting of ICO stockholders, currently anticipated to occur on April 28, 2010.  Assuming all conditions to the completion of the Merger are satisfied, we expect that the effective date of the Merger will be April 30, 2010.

If the Merger is consummated, each holder of ICO common stock will generally be entitled to a combination of cash and A. Schulman stock (the “Merger Consideration”), as described in the Merger Agreement.  As described in more detail below, unvested Restricted Shares held by employees of ICO at the time of the completion of the Merger will vest at that time.  As a result, those employees will have unrestricted ownership of the ICO common stock and, like all other shareholders of ICO, will be able to receive the Merger Consideration.  However, the lapse of the restrictions on the unvested Restricted Shares will produce taxable compensation income for the employees, so their receipt of the Merger Consideration will be subject to the satisfaction of any required withholding of federal, state, local or foreign taxes.

In connection with the Merger, on March 29, 2010, a Rule 424(b)(3) Prospectus, containing the proxy statement for ICO’s April 28, 2010 stockholder meeting and other materials (the “Proxy Statement”) was filed by A. Schulman with the Securities and Exchange Commission (“SEC”).   The Proxy Statement is currently available free of charge on the SEC’s website, www.sec.gov.  You are urged to read the Proxy Statement in its entirety because this document contains important information about the Merger and the Merger Consideration payable pursuant to the Merger Agreement.  If you have trouble accessing this document on the SEC’s website, please contact Charlotte Ewart (cewart@icopolymers.com) or Ian Chin (ichin@icopolymers.com) in ICO’s legal department, and they will send you a link to the document.

II.	Treatment of Your Unvested Restricted Shares in the Merger

You currently have the following unvested Restricted Shares:

Date of Grant	# of Unvested Restricted Shares

The Merger Agreement provides that all unvested Restricted Shares outstanding immediately before the effective time of the Merger will become vested and no longer subject to restrictions at the effective time of the Merger.  As a result, such Restricted Shares shall be treated like ICO common stock generally, entitled to receive the Merger Consideration.

In the U.S., the vesting of your unvested Restricted Shares will generally cause you to recognize taxable income for purposes of federal and state income and employment taxes, subject to tax withholding.  The tax withholding requirements need to be satisfied before you will receive the Merger Consideration attributable to your Restricted Shares.

III.	Your Decisions

You have three options to fund the tax withholding requirements with respect to the vesting of your unvested Restricted Shares.  For the first funding option, you must provide, by April 27, 2010, to ICO, the funds needed to cover the estimated income tax and employment tax that must be withheld in connection with the vesting of your unvested Restricted Shares.  After the effective date of the Merger, we will determine the exact amount of income tax and employment tax withholdings, and may apply the cash portion of the Merger Consideration against any remaining tax withholding requirements.  Any shortfall will require you to provide a check for any remaining amount by no later than 5 days after the completion of the Merger.

The second funding option available to you is to apply the cash portion of the Merger Consideration against the amount of income tax and employment tax that must be withheld at the time of the vesting of your unvested Restricted Shares.  If there is a shortfall, we will notify you of the remaining amounts due, and your check will then be required within 5 days after the date of our notice to you regarding the shortfall amount.

The third funding option available to you is to apply the cash portion of the Merger Consideration against the amount of income tax and employment tax that must be withheld at the time of the vesting of your unvested Restricted Shares.  If there is a shortfall, we will notify you of the remaining amounts due, and you may elect to fund the remaining amounts due from a sale of a portion of the A. Schulman shares received as a part of the Merger Consideration.  If you elect this approach, you must establish a brokerage account to settle the shortfall amount within 5 days after the date of our notice to you regarding the shortfall amount.

YOU MUST make your decision by April 23, 2010.  YOU MUST indicate your choice on the form attached as Exhibit A, and return the executed form by April 23, 2010 to Kathy Barnett / kbarnett@icopolymers.com or facsimile +1 (713) 335-2222.

In addition, if you are not a U.S. employee (i.e. if you are employed by one of ICO’s business units outside of the United States), you must execute the enclosed W-8BEN form and return it to Kathy Barnett by April 23, 2010, along with Exhibit A.  If you fail to do so then ICO will be required to withhold U.S. federal taxes at the highest tax rate.

IV.	Brief Summary of U.S. Tax Consequences

The following is a very brief summary of certain U.S. tax rules that will apply to the vesting of your unvested Restricted Shares.  The discussion is general in nature and does not take into account a number of considerations that may apply to your particular circumstances.  This summary is not intended to be, nor should it be construed as being, legal or tax advice.  As a result, you should consult your own legal, financial and tax advisors regarding your individual circumstances with respect to tax consequences.

•
The vesting of the unvested Restricted Shares will be treated as ordinary income, subject to applicable federal income taxes and payroll tax (including, among other things, Social Security (6.2%) for amounts up to the Social Security limit, and Medicare (1.45%)).

•	We will be required to withhold the amounts with respect to both federal income tax withholding and payroll taxes.

V.	Foreign Restricted Share Holders

Restricted Share holders who are not U.S. citizens or U.S. taxpayers should consult their own local tax advisors regarding such holder’s individual circumstances with respect to foreign tax consequences.

VI.	Additional Information

Please contact Dana Bain (dbain@icopolymers.com) / +1 (713) 351-4180 and/or Kathy Barnett (kbarnett@icopolymers.com) / +1 (713) 351-4149 for additional information.

Sincerely,

Bradley T. Leuschner
Chief Financial Officer & Treasurer
ICO, Inc.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

A number of the matters discussed in this document that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding expected synergies resulting from the merger of A. Schulman and ICO, combined operating and financial data, the combined company’s plans, objectives, expectations and intentions and whether and when the transactions contemplated by the merger agreement will be consummated.  The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters.   Such risks and uncertainties include:  the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the failure to obtain governmental approvals of the transaction on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the merger; the failure to obtain approval of the merger by the stockholders of ICO and the failure to satisfy various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in A. Schulman’s and ICO’s respective reports filed with the SEC, including A. Schulman’s annual report on Form 10-K for the year ended August 31, 2009, and quarterly report on Form 10-Q for the quarter ended November 30, 2009 and ICO’s annual report on Form 10-K for the year ended September 30, 2009, as amended on January 28, 2010, and quarterly report on Form 10-Q for the quarter ended December 31, 2009, in each case, as such reports may have been amended.  This document speaks only as of its date, and A. Schulman and ICO each disclaims any duty to update the information herein.

Additional Information and Where to Find It

In connection with the proposed transaction, A. Schulman has filed a Registration Statement on Form S-4 with the SEC (Reg. No. 333-164085) containing a preliminary proxy statement/prospectus regarding the proposed merger. SHAREHOLDERS OF ICO ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/ PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to stockholders of ICO.   Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from A. Schulman, Inc. at its web site, www.aschulman.com, or from ICO, Inc. at its web site, www.icopolymers.com, or 1811 Bering Drive, Suite 200, Houston, Texas, 77057, attention: Corporate Secretary.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

A. Schulman and ICO and their respective directors and executive officers, other members of management and employees and the proposed directors and executive officers of the combined company, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning the proposed directors and executive officers of the combined company, A. Schulman’s and ICO’s respective directors and executive officers and other participants in the proxy solicitation, including a description of their interests, is included in the proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4.

Exhibit A

RESTRICTED SHARE ELECTION

Date: _______________, 2010

ICO, Inc.
1811 Bering Drive, Suite 200
Houston, Texas 77057

Attention:  Kathy Barnett / kbarnett@icopolymers.com

I have read and understand the letter to me dated April 12, 2010, to which this Election form is attached, regarding my unvested Restricted Shares (as defined in the letter; other terms in this Election form are defined in the letter).  I hereby elect as follows:

☐           Funding Option 1: I elect to provide, by April 27, 2020, to ICO, the funds needed to cover the estimated income tax and employment tax that must be withheld in connection with the vesting of those unvested Restricted Shares.

☐           Funding Option 2: I elect to apply the cash portion of the Merger Consideration against the amount of income tax and employment tax that must be withheld at the time of the vesting of those unvested Restricted Shares.  If there is a shortfall, I will provide a check for such shortfall within 5 days after the date of ICO’s notice to me regarding the shortfall amount.

☐           Funding Option 3: I elect to apply the cash portion of the Merger Consideration against the amount of income tax and employment tax that must be withheld at the time of the vesting of those unvested Restricted Shares.  If there is a shortfall, I elect to fund the remaining amounts due from a sale of a portion of the A. Schulman shares received as a part of the Merger Consideration, and will have established a brokerage account to settle the shortfall amount within 5 days after the date of ICO’s notice to me regarding the shortfall amount.

Printed Name of Restricted Shareholder

Signature - Restricted Shareholder

Address: ___________________________

U.S. Social Security No. (if applicable):

You must return an executed electronic (PDF) copy of this letter, on or before April 23, 2010, to kbarnett@icopolymers.com.   Alternatively you may fax it to Kathy Barnett, facsimile number +1 (713) 335-2222.